August 15, 2025

Via EDGAR

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:	Monkey Tree Investment Limited Registration Statement on Form F-1 Response to the Staff’s Comments Dated August 5, 2025 CIK No. 0002070261

Dear Mr. Kuhn, Ms. Lumley, Mr. Kim and Ms. Wirth:

On behalf of our client, Monkey Tree Investment Limited (the “Company”), a foreign private issuer incorporated in the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated August 5, 2025 on the Company’s draft registration statement on Form F-1 confidentially submitted on July 7, 2025. Concurrently with the submission of this letter, the Company is filing its registration statement on Form F-1 (the “Registration Statement”) and certain exhibits via EDGAR to the Commission.

The Staff’s comments from its letter dated August 5, 2025 are repeated below in bold and followed by the Company’s responses. We have included page numbers to refer to the location in the Registration Statement where the language addressing the comments appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Registration Statement.

Draft Registration Statement on Form F-1 submitted July 7, 2025

Cover Page

1.	We note your statement that “Monkey Tree and Fisgard have not distributed any cash dividends or made any other cash distributions.” Please revise to state whether any transfers, dividends, or distributions have been made to date between the holding company, its subsidiaries, or to investors, and quantify the amounts where applicable. Provide cross-references to the condensed consolidating schedule and the consolidated financial statements. Additionally, we note your disclosure that “our HK Subsidiaries did not adopt and do not maintain any cash management policies and procedures as of the date of this prospectus.” Please clarify whether you have cash management policies that dictate how funds are transferred. Please include similar disclosure in the Prospectus Summary as well.

In response to the Staff’s comment, the Company has included the referenced disclosure on the cover page that “Further, we do not have in place any cash management policies that dictate how funds are transferred” and “For details, please refer to note 15 of our audited consolidated financial statements on page F-22 of this prospectus” and on page 6 of the Registration Statement.

Prospectus Summary, page 1

2.	We note your statement that “[a]lthough Monkey Tree HK is not part of our Company, we are licensed by Monkey Tree HK to use the ‘Monkey Tree’ brand in the course of our business.” Please clearly state here, and in the Business section, whether you have any operations and decision-making authority outside of what you license from Monkey Tree HK. In this light, we note your disclosure on page 24 that “the locations of our language learning centers have to be approved by Monkey Tree HK” and “[w]e rely on Monkey Tree HK to design and develop our curricula and provide us with teaching materials, educational materials and ancillary products.” Please disclose the potential effects on your business and securities if Monkey Tree HK terminates your licenses/franchises. Please revise to update your risk factor disclosure as well.

In response to the Staff’s comments, the Company has included the referenced disclosure on pages 1, 22 and 84 of the Registration Statement indicating that the Company has no decision-making authority outside of what it licensed from Monkey Tree HK and the our Class A Ordinary Shares may become worthless on termination or non-renewal of these licenses/franchises.

3.	Where you note your revenue for the years ended March 31, 2024, and 2025, please revise to also include your indebtedness for those periods, which we note was approximately $2,142,899 and $1,759,784, as of March 31, 2024, and 2025, respectively.

In response to the Staff’s comments, the Company has included the referenced disclosure on page 1 of the Registration Statement.

Corporate History and Structure, page 3

4.	Please revise your structure chart on pages 4 and 70 to reflect each of your subsidiaries, including Monkey Tree HK, Panda Garden Language Learning Ltd., and Canadian Bookstore Ltd. In this regard, we note your disclosure reflecting that these entities are each “[f]ellow subsidiary with common parent company.” Additionally, please state the current ownership and voting rights percentages in Monkey Tree Investment Limited (Cayman Islands).

In response to the Staff’s comments, the Company respectfully advises the Staff that Panda Garden Language Learning Ltd. and Canadian Bookstore Ltd. are related company with common ultimate holding company instead of a subsidiary of the Company. In this regard, the Company has included the referenced disclosures on pages 4, 5, 71, 72 and 105 of the Registration Statement.

Permission Required from Hong Kong and PRC Authorities, page 13

5.	We note that you do not appear to have relied upon an opinion of counsel with respect to your conclusions regarding your permissions and approvals, including to operate your business and offer securities to investors. We also note your statements that you “do not believe [you] are obligated to apply for a cybersecurity review pursuant to the revised CRM,” and that you “believe that [you] are not subject to the CSRC Filing Rules.” If true, state as much and explain why such an opinion was not obtained.

In response to the Staff’s comments, the Company has included the referenced disclosure on pages 12, 13 and 14 of the Registration Statement indicating that the Company has relied on the advice of legal counsel in arriving at such conclusions and included the consent of China Commercial Law Firm, its PRC Counsel, as exhibit 23.4 to the Registration Statement.

Risk Factors

Risks Related to Our Business and the Industry

Our Success depends significantly on the market recognition…, page 21

6.	We note your statement that “[t]here are other franchisees operating under the ‘Monkey Tree’ brand, and Monkey Tree HK may also operate other language learning centers or carry out business operations under the ‘Monkey Tree’ brand. As the ‘Monkey Tree’ brand continues to grow in size, extends geographic reach, and with different operators operating under the ‘Monkey Tree’ brand, we cannot assure you that customer confidence in the ‘Monkey Tree’ brand will not diminish.” Please revise to state, if true, that the other franchisees are ultimately controlled by your Chief Executive Officer, who also owns and/or controls Monkey Tree HK.

In response to the Staff’s comments, the Company has included the referenced disclosure on page 21 of the Registration Statement indicating that the other franchisees of Monkey Tree HK are independent from us or our Controlling Shareholder.

Our business is subject to an extensive and strict regulatory regime…, page 23

7.	We note your statement that “[a]lthough, during the years ended March 31, 2024 and 2025, and up to the date of this prospectus, we have not been found non-compliant with such applicable laws and regulations, there is no assurance that we will be compliant in the future.” Please revise to clearly state whether any permissions or approvals have been denied.

In response to the Staff’s comments, the Company has included the referenced disclosure on page 24 of the Registration Statement indicating that no permissions or approvals have been denied.

Risks Related to Doing Business in Hong Kong

Although the audit report included in this prospectus is prepared by U.S. auditors who are currently inspectable by the PCAOB, …, page 42

8.	We note your disclosure on page 44 that “[o]ur current auditor is based in the United States and has been inspected by the PCAOB on a regular basis.” However, according to your disclosure elsewhere in the draft registration statement, it appears that your auditor is OneStop Assurance PAC, headquartered in Singapore. Please revise for consistency.

In response to the Staff’s comments, the Company has included the referenced disclosure on page 45 of the Registration Statement indicating that OneStop Assurance PAC is based in Singapore.

Risks Related to Our Class A Ordinary Shares

Monkey Tree has a dual-class share capital structure and Mr. Sung will have the ability to control or significantly influence…, page 50

9.	We note your reference on page 51 to “the twenty-to-one voting ratio between the two classes of [y]our Ordinary Shares” However, we also note, within the same risk factor, and elsewhere in the draft registration statement, that “[e]ach Class A Ordinary Share has one (1) vote and each Class B Ordinary Share has fifty (50) votes.” Please revise for consistency.

In response to the Staff’s comments, the Company has included the referenced disclosure on page 51 of the Registration Statement clarifying the inconsistency.

Capitalization, page 66

10.	Please revise your capitalization table to include bank borrowings. Refer to Item 3.B of Form 20-F.

In response to the Staff’s comments, the Company has included the referenced disclosure on page 67 of the Registration Statement.

Dilution, page 67

11.	We note your disclosure that the historical net tangible book value per Class A Ordinary Share was $0.06 at March 31, 2025. This appears to be inconsistent with the disclosure that the historical net tangible book value represents total tangible assets less intangible asset, divided by the number of Ordinary Shares outstanding before the IPO. This appears to represent the historical net tangible book value for both the Class A and Class B Ordinary Shares and not just the Class A Ordinary Shares. Please clarify or revise.

In response to the Staff’s comments, the Company has included the referenced disclosure on page 68 of the Registration Statement providing the disclosure based on Class A Ordinary Shares only.

Suppliers, page 88

12.	Please revise to include all material terms of the Form of Franchise Agreement, including a description of the monthly royalty fees, the fee due by the franchisee in the case of a serious breach, as well as the material terms of the agreement that are in the sole discretion or control of the franchisor.

In response to the Staff’s comments, the Company has included the referenced disclosure on page 89 of the Registration Statement indicating the other material terms of the Form of Franchise Agreement.

Competition, page 89

13.	We note your statement that you believe you are “of edge competitiveness” as the Chief Executive Officer and Chief Financial Officer of Monkey Tree HK also serve as the Chief Executive Officer and Chief Financial Officer of your Company. Please revise to explain further how your Company has an advantage over other Monkey Tree HK franchisees that are still operating under the direction of Monkey Tree HK, your Chief Executive Officer and Chief Financial Officer. Please also state how many other Monkey Tree HK licensees and/or franchisees there are outside of your company/business. Additionally, please include a cross-reference to your conflict of interest risk factor on page 33.

In response to the Staff’s comments, the Company has included the referenced disclosure on page 90 of the Registration Statement indicating our advantage over other Monkey Tree HK franchisees with a cross-reference to our conflict of interest risk factor.

Business

Licenses and Regulatory Approvals, page 90

14.	We note your disclosure that “[w]e have obtained all the necessary licenses, permits, and approvals that are material to our business during the years ended March 31, 2024 and 2025, and up to the date of this prospectus” (emphasis added). The disclosure here should not be qualified by materiality. Please make appropriate revisions to your disclosure.

In response to the Staff’s comments, the Company has included the referenced disclosure on page 91 of the Registration Statement removing the qualification.

Related-Party Transactions, page 103

15.	Please revise your disclosure to more specifically identify the existing relationship with the Company, including naming the “common parent company” for each entity, including Monkey Tree HK, Panda Garden Language Learning Ltd., and Canadian Bookstore Ltd., as well as further clarify the relationship between you and each entity listed here. In this regard, we note your statement on page 1 that “Monkey Tree HK is not part of [y]our Company.”

In response to the Staff’s comments, the Company respectfully advises the Staff that Monkey Tree HK, Panda Garden Language Learning Ltd. and Canadian Bookstore Ltd. are related company with common ultimate holding company of the Company. In this regard, the Company has included the referenced disclosures on page 105 of the Registration Statement.

16.	Please revise to define “Trade payables.” Additionally, for the “Bank borrowings guaranteed by a director,” please revise to state the nature of the loan and the transaction in which it was incurred, and the interest rate on the loan. Refer to Item 7.B.2 of Form 20-F.

In response to the Staff’s comments, the Company has revised and included the referenced disclosure on pages 105 and 106 of the Registration Statement indicating the nature of the loan and the relevant particulars.

Principal Shareholders, page 105

17.	We note footnote 3 regarding the ownership interest of Timberworks Limited. Please revise to include Timberworks Limited in the Principal Shareholders table. Refer to Item 7.A of Form 20-F.

In response to the Staff’s comments, the Company has included the referenced disclosure on page 107 of the Registration Statement.

Consolidated Statements of Cash Flows, page F-6

18.	We note from your disclosure on page F-20 that the cash flow activity related to the “Amount due from related party” and “Amount due to director” line items are nontrade in nature and unsecured, non-interest bearing and repayable on demand, and appear to be loans made/received. Please tell us your consideration of presenting these cash flows as investing activities pursuant to ASC 230-10-45-12a and 13a.

In response to the Staff’s comments, the Company respectfully advises the Staff that it considered the guidance in ASC 230-10-45-12a and ASC 230-10-45-13a in determining the classification of cash flows related to the “Amount due from related party” and “Amount due to director” line items. The Company notes that while these balances are nontrade in nature, they do not represent “loans” in the context of ASC 230 because they were not entered into for investment purposes, are not evidenced by promissory notes or loan agreements, do not bear interest, and are not intended to yield a return.

Amount due from related party – These balances arose from short-term advances to a related party primarily to settle accounts payable or reimburse expenses paid on behalf related to the Company’s operations. The advances functioned as operational prepayments to meet working capital needs and were typically settled within a short time frame. They are integrally related to operating activities and were not investment-type loans.

Amount due to director – These balances represent amounts payable to the director for expenses paid on behalf of the Company in the ordinary course of operations, which were subsequently reimbursed. Such reimbursements are operational in nature and directly linked to the Company’s primary revenue-producing activities.

Based on the nature and linkage of these transactions to the Company’s ongoing operations, as well as their function as short-term operational floats or intercompany clearing accounts, the Company concluded that classification of the related cash flows as operating activities is consistent with the guidance in ASC 230. Management believes this presentation provides more meaningful and decision-useful information to investors about the cash flows generated from and used in the Company’s primary revenue-producing activities and working capital management, rather than portraying them as investing or financing activities, which could imply a different economic substance.

Note 2 - Summary of Significant Accounting Policies, page F-8

19.	We note from your disclosure on page 88 that each of your subsidiaries have entered into franchise agreements with Monkey Tree HK, which includes an upfront franchise fee, a license fee and a purchase requirement for proprietary products and educational materials. Please provide us with a detailed discussion of how you accounted for these franchise agreements and cite the specific authoritative literature you utilized to support your accounting treatment.

In response to the Staff’s comments, the Company respectfully advises the Staff that as disclosed in page 88 of the Registration Statement, Monkey Tree HK has not charged the Group any upfront franchise fee. In addition, the Company respectfully presents the following accounting treatment in relation to the royalty fees and purchase costs of educational products and materials:

Royalty Fees

The Group enters into franchise agreements with Monkey Tree HK, a related party of the Group, to operate its educational centers in Hong Kong. Under the franchise agreements, the Group pays royalty fees based on a percentage of gross sales or a minimum monthly fee, whichever is higher. In accordance with ASC 606-10-55-65, which addresses sales-based royalties, the Group recognizes the royalty fees as incurred in the period in which the related sales occur. These royalty fees are presented as part of cost of revenue in the consolidated financial statements.

Purchase Costs of Educational Products and Materials

Under the franchise agreements, the Group is required to purchase proprietary teaching materials and educational products from Monkey Tree English Learning Center Ltd. These materials are consumed upon delivery and use in the provision of educational services. The costs of such products and materials are recognized immediately as part of cost of revenue in the period in which they are received and utilized, in accordance with ASC 705 – Cost of Sales.

General

20.	We note your disclosure, stating that you “also offer Mandarin learning courses.” Your disclosure throughout the draft registration statement, however, appears to primarily focus on details as to the English learning courses you offer. Please revise throughout the draft registration statement to include relevant details as to your Mandarin learning courses, or if such courses are aspirational at this time, please revise to clearly state as much.

In response to the Staff’s comments, the Company has included the referenced disclosure on pages 1, 84 and 87 of the Registration Statement indicating that the Mandarin learning courses we offered takes up an insignificant portion of our revenue only.

21.	Please revise to disclose the percentage of outstanding shares of Class B Ordinary Shares that the Controlling Shareholder must keep to continue to control the outcome of matters submitted to shareholders for approval, and disclose that the disparate voting rights may have anti-takeover effects preventing a change in control transaction that shareholders might consider in their best interest. Please make the appropriate revisions throughout the draft registration statement where your dual class capital structure is discussed.

In response to the Staff’s comment, the Company has included the referenced disclosure on the cover page that “[t]he disparate voting rights may also have anti-takeover effects preventing a change in control transaction that shareholders might consider in their best interest.” The Company has also included the referenced disclosure on pages 19, 51 and 52 of the Registration Statement.

If you have any questions or further comments regarding the Registration Statement, please contact me by phone at +852 2230 3535 or via email at Virginia.Tam@klgates.com.

Very truly yours,

/s/ Virginia Tam
Name:	Virginia Tam

K&L GATES, SOLICITORS

44th Floor    Edinburgh Tower    The Landmark    15 Queen’s Road Central    Hong Kong

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T +852 2230 3500    F +852 2511 9515    klgates.com

Partners
Jay C. CHIU	邱志藩	Jay J. LEE	李再浩	Vincent S.K. TSO	曹紹基	Sook Young YEU	呂淑榮
Janney Y. CHONG	莊 怡	Scott D. PETERMAN	畢德民	Christopher TUNG	董彥華	Eugene Y.C. YEUNG	楊睿知
William Z. HO	何志淵	Virginia M.L. TAM	譚敏亮

Registered Foreign Lawyer (PRC)
Amigo L. XIE	謝 嵐